

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2013

<u>Via E-Mail</u>
Mr. Todd E. Macomber
Chief Financial Officer
Radiant Logistics, Inc.
405 114th Avenue S.E., Third Floor
Bellevue, WA 98004

      Re: Radiant Logistics, Inc.
              Form 10-K for the year ended June 30, 2012
              Filed September 26, 2012
              File No. 001-35392

Dear Mr. Macomber:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Linda Cvrkel

                                    Linda Cvrkel
                                    Branch Chief